Exhibit 1.02

Conflict Minerals Report

Dresser-Rand Group Inc. (unless the context otherwise indicates, as used in this report, the terms “we,” “our,” “us,” the “Company,” “Dresser-Rand” and similar terms refer to Dresser-Rand Group Inc.) is filing this report because we believe that, or are unable to determine whether, certain product(s) that we manufacture and/or contract to manufacture contain tin, tantalum, tungsten or gold (collectively, “conflict minerals”) that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), which conflict minerals may be considered necessary to the functionality or production of such products (the “Covered Conflict Minerals”). These products (collectively, the “Covered Products”) include: (i) Turbo Products, (ii) Reciprocating Compressors, (iii) Steam Turbines, (iv) Engines and (v) Control Systems.

Part I. Due Diligence

Dresser-Rand conducted due diligence on the source and chain of custody of the Covered Conflict Minerals in the Covered Products that, based on our reasonable country of origin inquiry (the “RCOI”), we have reason to believe may have originated in the Covered Countries and may not have come from recycled or scrap sources. In accordance with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), we took the following measures as part of our due diligence process.

Our Conflict Minerals Policy and Program

A.	The Company’s Conflict Minerals Policy. Dresser-Rand has adopted the Dresser-Rand Conflict Minerals Policy Statement (the “Policy Statement”), which reflects the Company’s expectations that its suppliers will exercise due diligence on, and provide documentation concerning, the source and chain of custody of the conflict minerals used in the components or products they supply. The stated long term goal of the Policy Statement is to ensure that, to the fullest extent feasible, only “conflict free” materials and components are used in products that Dresser-Rand procures. In the future, Dresser-Rand may take appropriate actions, as feasible, to transition from non-conflict-free sources to conflict-free sources. The Policy Statement has been communicated to all Company employees through internal electronic communications. In addition, certain selected individuals in the Company Supply Chain and Law Departments have received more extensive briefing on the Policy Statement through face-to-face meetings.

B.	The Company’s Internal Management Team. In 2013, Dresser-Rand’s management established a Conflict Minerals Working Group comprised of representatives of the Supply Chain, Law, Finance and Compliance Departments, led by a Sourcing Specialist (the “Working Group”). The Working Group was assigned responsibility by the Company for (i) developing the Company’s Policy Statement; (ii) identifying and categorizing the Company’s suppliers based on the level of conflict minerals risk; (iii) developing the processes for the Company’s RCOI and any related due diligence; (iv) conducting the RCOI and any related due diligence, including gathering and analyzing conflict minerals data from suppliers; and (v) preparing all necessary public disclosures, including this Form SD and Conflict Minerals Report.

The Working Group reports periodically to the Company’s Chief Financial Officer and the General Counsel, and the Company’s management periodically reports to the Board of Directors concerning the progress of the Working Group.

Our Due Diligence Process

C.	Due Diligence. Dresser-Rand is a largely decentralized organization with facilities worldwide that use disparate systems. Based on this dispersed organizational structure, the Company undertook a targeted process to determine which suppliers on its global list should be contacted as part of the due diligence process. Importantly, the Company took a conservative outlook by only removing a supplier from the global supplier list if the supplier provided categories of products known to not contain conflict minerals. This process resulted in several thousand remaining suppliers on the global supplier list, and the Company determined that it was feasible to contact all the remaining suppliers in the first year of its program (the “Targeted Suppliers”).

After the Targeted Suppliers were identified, the Company engaged in several internal processes to determine the Company’s Covered Products. First, the Dresser-Rand Engineering Teams were engaged to identify known Company products that contain conflict minerals. Next, the Company’s material specification database was reviewed to identify which Company products contain conflict minerals. In addition, Dresser-Rand’s Supply Chain Management (the “SCM”) reviewed 2013 procurement history data to identify which suppliers provided product made from a Dresser-Rand material specification containing a conflict mineral. Those suppliers were identified as higher risk, since their products likely contain conflict minerals. Finally, the Dresser-Rand Metallurgical Team developed internal definitions and assumptions regarding what conflict minerals are necessary to the functionality or production of Company products, based on the conflict minerals rules and the guidance provided by the Securities and Exchange Commission.

Once the Company identified its Targeted Suppliers and Covered Products, the Company drafted a letter and training guide for suppliers that explained the conflict minerals issues, and detailed the Company’s diligence process. In addition, the Company prepared a supplier questionnaire based on the Conflict-Free Sourcing Initiative’s (“CFSI”) supplier questionnaire template. The Company distributed the letter, training guide and CFSI supplier questionnaire template to the Targeted Suppliers via a web portal operated by Dun & Bradstreet, which was also used to solicit and obtain supplier responses.

The Company then reviewed and analyzed the supplier responses for completeness and any “red flags.” Where any incompleteness or red flags were identified, the Company conducted targeted follow-up with certain suppliers via email and telephone calls. This targeted follow-up focused on those suppliers who did not provide their list of smelters and refiners as part of their initial response. In addition, as part of the follow-up process, the Company compared an audited list of supplier identified smelters and refiners to an independently verified list of smelters and refiners, largely identified through the CFSI Conflict Free Smelter Program.

D.	Supplier Engagement. Supplier engagement in the due diligence process was, and continues to be, a key priority for Dresser-Rand. In order to help facilitate supplier engagement, the Company engaged in several internal and external efforts. First, the Company drafted a letter and training guide for suppliers that explained the conflict minerals issues, and detailed the Company’s diligence process. In addition, the Company prepared a supplier questionnaire based on the CFSI supplier questionnaire template. The Company distributed the letter, training guide and the CFSI supplier questionnaire template to the Targeted Suppliers via a web portal operated by Dun & Bradstreet, which was also used to solicit and obtain supplier responses.

Second, the Company focused on preparing Company employees to engage with suppliers by conducting internal conflict minerals training sessions, and providing updates for all SCM personnel during quarterly Global SCM Town hall meetings. In addition, copies of all materials provided to the suppliers, and a “Question & Answer List” for new or potential suppliers, were posted to the internal Company intranet. In addition, a Company-wide “News of the Day” was developed and distributed to Company employees, which included facts about conflict minerals issues, updates on the conflict minerals process, and guidance on how to engage with the conflict minerals Working Group.

Third, members of the conflict minerals Working Group participated in various conflict minerals webinars and industry-driven training programs to review Company obligations under the conflict minerals rules, and assist the Working Group in facilitating supplier engagement in the due diligence process.

Finally, the Company directly engaged in follow-up communications with the Target Suppliers focusing on education, requests for responses, incomplete responses, response clarifications, requesting lists of manufacturers from distributors, requesting lists of smelters when not provided, and further clarification for any “red flag” responses received by the Company.

Our Strategy to Address Identified Risks

E.	Company Risk Management Strategy. Dresser-Rand is continuing to develop a strategy to manage identified risks in the supply chain (i.e. those suppliers that are unable to indicate that their minerals are conflict free). The Company’s risk-management strategy will be tailored to the specific risks that are identified through increased future supplier disclosure, however, such strategy may include (1) engaging with our Targeted Suppliers to improve their understanding of and participation in Company information gathering, (2) developing an internal Company policy with respect to suppliers that source from Covered Countries, and (3) continuing to support the development of the CFSI Conflict Free Smelter Program and other industry-specific initiatives.

F.	Reporting Mechanism. Dresser-Rand takes seriously the importance of an open reporting mechanism for communications about conflict minerals. Therefore, the Company has established a confidential Ethics Hotline for the reporting of violations of law, Company policies or other concerns. The Ethics Hotline is currently available in most countries in which the Company operates. Reports submitted to the Ethics Hotline, as well as communications received directly by management, are reviewed quarterly by the Audit Committee of the Board of Directors, and annually by the full Board.

Part II. Product Description

Covered Products

Dresser-Rand identified the following categories of Covered Products that we manufactured or contracted to manufacture during the 2013 reporting period:

(i)	Turbo Products: Include centrifugal compressors, gas turbines and power turbines. Centrifugal compressors utilize turbo machinery technology that employs a series of graduated impellers to increase pressure dynamically. Generally, these centrifugal compressors are used to move a variety of gases through gas processing, refining, and petrochemical facilities; gather gas in oil and gas fields; export gas from main gathering or processing facilities; move gas in pipelines from production to processing, distribution and/or consumption centers; re-inject natural gases into petroleum fields to maintain or increase reservoir pressure and aid production or increase petroleum recovery; or re-inject CO2 to meet regulatory requirements or enhance recovery. Applications for our turbo products include gas gathering, lift, export and injection; CO2 compression for enhanced oil recovery; storage and transmission; synthetic fuels; ethylene and fertilizer production; refineries and chemical production; CCS and CAES.
(ii)	Reciprocating Compressors: Use a traditional piston and cylinder engine design to increase gas pressure. Applications for our reciprocating compressors include upstream production (gas lift, boil-off/residue gas, export, gathering, processing, LNG and natural gas liquids (“NGL”); midstream services (gas transport, storage, fuel gas and CO2 injection) and downstream processing (gas-to-liquids (GTL), hydrogen (H2) production, various other refining applications, cool gas, methanol and ethylene, ammonia (NH3), nitric acid and urea).

(iii)	Steam Turbines: Use steam from power plant or process facilities or renewable or waste energy sources, and expand it through nozzles and fixed and rotating vanes, converting the steam energy into mechanical energy of rotation. These units are used primarily as mechanical drives for water and oil pumps, fans, compressors and generations, and process industries, generator sets for on-site power and distributed energy for simple cycle, and cogeneration applications.
(iv)	Engines: Include diesel, gas and dual fuel internal combustion reciprocating engines. The Company’s engines cover a power range of up to 1.5 MW. These engines are used in 1) industrial applications and power generation, 2) marine propulsion and auxiliary generation, and 3) environmental solutions, CHP and bioenergy (waste water treatment plant, landfill and biogas generation).
(v)	Control Systems: a device, or set of devices, that manages, commands, directs or regulates the behavior of other device(s) or system(s).

Results of our Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are primarily based on requesting information from our direct suppliers, and those suppliers requesting similar information within their supply chains to identify the original sources of the necessary conflict minerals. As such, our efforts are dependent on the information provided by our suppliers, which may be inaccurate, incomplete or subject to fraud.

We reviewed the information reported to us by our Targeted Suppliers through the CFSI supplier questionnaire template. More than 2,500 of the Company’s Targeted Suppliers were identified as suppliers that were likely to supply products which contain conflict minerals. Overall, approximately 38% of the Targeted Suppliers responded to the Company. Our efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity focused on a review of whether the smelter facilities reported to be in the supply chain of our Targeted Suppliers were compliant with the Conflict Free Smelter Program or similar certification program. At this time 64 smelter facilities are reported to be in the combined supply chains of our Targeted Suppliers, of which 27 facilities have certified to be compliant with the CFSI Conflict Free Smelter Program.

Based on the responses, many of our suppliers are still contacting their sub-tier suppliers to determine material origination.

Product Determination

Based on our due diligence measures described above, we do not have sufficient information regarding all of the smelters and refiners that processed the necessary conflict minerals in the Covered Products to determine whether those necessary conflict minerals originated in the Covered Countries and, if so, came from recycled or scrap sources or were or were not from other conflict free sources.

Future Risk Mitigation Strategy

In order to reduce the risk that the conflict minerals contained in our products are benefitting armed groups in the Covered Countries, Dresser-Rand intends to follow the Company Risk Management Strategy outlined in Part I.E above.